Filed by Public Service Enterprise Group Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company:
Public Service Enterprise Group Incorporated
(Commission File No. 001-09120)

Safe Harbor Language

This presentation includes “forward-looking statements” within the meaning of the
Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding benefits of the proposed merger, integration plans, and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. A discussion of some of these risks and uncertainties is contained or referred to in the Current Reports on Form 8-K filed with the SEC by Exelon on December 20, 2004 and by PSEG, on December 21, 2004.
Additional factors that could cause Exelon’s and PSEG’s results to differ materially from those described in the forward-looking statements can be found in the 2003
Annual Reports on Form 10-K, and Quarterly Reports on Form 10-Q for the quarterly period ended September 30, 2004 of Exelon and PSEG, as such reports reports may have been amended, each filed with the SEC and available on the SEC’s website,
www.sec.gov. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Exelon will file with the SEC in connection with the proposed merger. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Neither Exelon nor PSEG undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this presentation.

Additional Information

This communication is not a solicitation of a proxy from any security holder of Exelon or
PSEG. Exelon intends to file with the Securities and Exchange Commission a registration statement that will include a joint proxy statement/prospectus and other relevant documents to be mailed to security holders in connection with the proposed merger of
Exelon and PSEG. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT
PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN
THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION
about Exelon, PSEG and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from
Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398,
Chicago, Illinois 60680-5398, or from PSEG, Investor Relations, 80 Park Plaza,. P.O. Box
1171, Newark, New Jersey 07101-1171.

2

The respective directors and executive officers of Exelon and PSEG and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 12, 2004, and information regarding PSEG’s directors and executive officers is available in its proxy statement filed with the SEC by PSEG on March 10, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Estimated Purchase Accounting

The net impact of purchase accounting is expected to be income neutral;
however, this result may vary due to changes in interest rates, commodity prices and other factors prior to closing (1).

Approx. Neutral

$7.9 (1)

Goodwill

Positive: reduced
expense

$(1.1)

Pension & Other

Positive: lower interest
costs to maturity

$(0.7)

Debt write-up

Positive: higher revenues
over remaining contract
lives

$(0.2)

Contracts (incl. BGS)

Negative: additional
depreciation over
life of assets

$1.3

Asset write-up

(incl. Generation & Global)

None

$6.1

PEG Book Value

Income Statement

Balance Sheet

Allocation of Equity Purchase Price

$13.3

Equity Purchase Price ($ in Billions)

Reflects purchase accounting based on current authoritative accounting guidance.

(1)

Estimated Merger Costs To Achieve (1)

Merger costs are primarily allocated to goodwill and capital, with little income statement impact.

$150

$50

--

$100

--

Year 2

$470

TOTAL

PSEG=Goodwill

EXC=Expense

$235

Severance, Retention

Goodwill

$50

Expenses

Capital

$115

Capital Costs (mostly IT)

Goodwill

$70

Transaction Costs

Account

Year 1

Area ($ in Millions)

Reflects purchase accounting based on current authoritative accounting guidance.

(1)